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January 5, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1

Filed December 14, 2021

File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 23, 2021 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on December 14, 2021.

This letter is being submitted together with the Company’s filing of Amendment No. 4 to Registration Statement on Form S-1 (the “Amendment No. 4”), which reflects revisions and updates, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 4. Capitalized terms used but not defined herein have the meaning ascribed to such terms in Amendment No. 4.

Amendment No. 4 to the Registration Statement on Form S-1 filed January 5, 2022

Prospectus Cover Page, page i

1. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on the Prospectus Cover Page, page i.

Prospectus Summary, page 1

2. Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

Response: In response to the Staff’s comment, the Company has revised disclosure in the risk factors summary, pages 13-14, and in the risk factors section, pages 19-33.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

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We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar

cc:	Bill Nelson, Shearman & Sterling LLP

Emily Leitch, Shearman & Sterling LLP